                                               ---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                                   OMB Number:  3235-0145
                                                   Expires:  October 31, 1997
                                                   Estimated average burden
                                                   hours per response....14.90
                                               ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 2)*


                               VENTURE SEISMIC LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92327K108
            ------------------------------------------------------
                                 (CUSIP Number)
            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  July 16, 1997
           -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)(1)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


    --------

    1. This Amendment No. 2 to the statement on Schedule 13D filed on November 12, 1996 (the "Original Schedule 13D"), as amended, incorporates all information relevant to reportable events effected by the Reporting Persons (as defined herein), who may be deemed a group for purposes of Section 13(d), with respect to the referenced class of securities, up to and including August 15, 1997.

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP NO. 92327K108                                 PAGE 2 OF 10 PAGES
---------------------------                       ------------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                         (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
      SHARES        ---------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY
       EACH                                                             ---
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH                                                             ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           ---

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           ---

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP NO. 92327K108                                 PAGE 3 OF 10 PAGES
---------------------------                       ------------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
      SHARES        ---------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY
       EACH                                                             ---
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH                                                             ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP NO. 92327K108                                 PAGE 4 OF 10 PAGES
---------------------------                       ------------------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                    The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                       ---
     NUMBER OF
       SHARES       ---------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
       EACH                                                            ---
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON              9      SOLE DISPOSITIVE POWER
       WITH                                                            ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                       ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            OO
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP NO. 92327K108                                 PAGE 5 OF 10 PAGES
---------------------------                       ------------------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Peter J. Powers

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
      NUMBER OF
       SHARES       ---------------------------------------------------------------------------------------------
     BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                                                            ---
      REPORTING     ---------------------------------------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                            ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP NO. 92327K108                                 PAGE 6 OF 10 PAGES
---------------------------                       ------------------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                          High View Asset Management Corporation

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
      NUMBER OF
        SHARES      ---------------------------------------------------------------------------------------------
     BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY
        EACH                                                            ---
      REPORTING     ---------------------------------------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                            ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
CUSIP NO. 92327K108                                 PAGE 7 OF 10 PAGES
---------------------------                       ------------------------------


-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          High View Capital Corporation

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]


-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
      NUMBER OF
       SHARES       ---------------------------------------------------------------------------------------------
     BENFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                            ---
      REPORTING     ---------------------------------------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                            ---

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            ---

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            ---

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-----------------------------------------------------------------------------------------------------------------

                                                              Page 8 of 10 Pages


                               VENTURE SEISMIC LTD
                              (CUSIP No. 92327K108)


               This Amendment No. 2 on Schedule 13D is related to and amends the Original Schedule 13D and is being filed on behalf of the Reporting Persons enumerated below to reflect, among other things, the fact that as of August 15, 1997, none of the Reporting Persons holds any beneficial shares or any percentage whatsoever of the Common Stock and none of the Reporting Persons may be deemed to be subject to the reporting requirements of Section 13 in connection with the Issuer. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to it in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

               (a) - (f)

Item 2 of the Original Schedule 13D is amended by replacing the first sentence with the following:

               This statement is being filed on behalf of a group (the "Group") consisting of the following six reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

Item 2 of the Original Schedule 13D is amended further by deleting sub-part (VI) in its entirety.

Item 2 of the Original Schedule 13D is amended further by replacing the first line of sub-part (VII) as follows:

               (VI)  This statement also is being filed on behalf of Mr. Powers.

Item 2 of the Original Schedule 13D is amended further by replacing the second paragraph on page 10 as follows:

               Each of the Delaware Fund and the Cayman Fund is making this filing because each has disposed of shares of Common Stock of the Issuer for which each has sole voting power.

Item 2 of the Original Schedule 13D is amended further by deleting the third paragraph on page 10 in its entirety.

Item 2 of the Original Schedule 13D is amended further by replacing the seventh paragraph on page 10 with the following:

               The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers are making this group filing because up through August 15, 1997, such persons may have been deemed to constitute a "group" (the "Group") for purposes of Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons, as described in this Item 2. Each of such persons disclaims beneficial ownership of any shares of Common Stock and disclaims membership in a group.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is amended by replacing it with the following:

               The Delaware Fund sold 113,050 shares of Common Stock in a series of open market transactions over the period from July 16, 1997 to August 15, 1997 for a total price of $654,578.12, and the Cayman Fund sold 118,050 shares of Common Stock in a series of open market transactions during the period from July 7, 1997 to August 15, 1997 for a total price of $680,090.62.

ITEM 4.  PURPOSE OF TRANSACTION.

               Item 4 of the Original Schedule 13D is amended by replacing the entire section with the following:

               Each of the Delaware Fund and the Cayman Fund sold its respective shares of Common Stock, as described in Item 3, above and to which this statement on Schedule 13D relates for purposes of its investment objectives. At present, neither the Delaware Fund nor the Cayman Fund has any plans to purchase additional shares of Common Stock. Except as disclosed in this Item 4, neither the Delaware Fund nor the Cayman Fund has current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

                                                              Page 9 of 10 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is amended by replacing paragraphs (a) - (c) thereunder as follows:

               (a) - (b)

               Neither the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin nor Peter J. Powers beneficially holds any shares of Common Stock, and none of the Reporting Persons may be deemed to be the beneficial owner of any shares of Common Stock for purposes of Section 13 or for any other purpose.

               (c)

               On July 7, 1997, the Cayman Fund disposed of 10,000 shares of Common Stock for $5.625 per share. On July 9, 1997, the Cayman Fund disposed of 200 shares of Common Stock for $5.625 per share. On July 16, 1997, each of the Delaware Fund and the Cayman Fund disposed of 35,000 shares of Common Stock for $5.50 per share. On July 17, 1997, each of the Delaware Fund and the Cayman Fund disposed of 25,000 shares of Common Stock for $5.50 for share. On August 6, 1997, the Delaware Fund disposed of 7,500 shares of Common Stock and the Cayman Fund disposed of 2,500 shares of Common Stock for $6.125 per share. On August 7, 1997, each of the Delaware Fund and the Cayman Fund disposed of 5,000 shares of Common Stock for $6.25 per share. On August 8, 1997, each of the Delaware Fund and the Cayman Fund disposed of 1,250 shares of Common Stock for $6.25 per share. On August 12, 1997, each of the Delaware Fund and the Cayman Fund disposed of 10,000 shares of Common Stock for $6.00 per share. On August 14, 1997, each of the Delaware Fund and the Cayman Fund disposed of 9,150 shares of Common Stock for $6.00 per share. On August 15, 1997, the Delaware Fund disposed of 20,150 shares of Common Stock and the Cayman Fund disposed of 19,950 shares of Common Stock for $6.1875 per share. Except as discussed in this Item 5, no transactions in shares of Common Stock were effected in the past 60 days by any person or entity disclosed in Item 2.

                                                             Page 10 of 10 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated as of September 23, 1997           /s/ ERNEST P. WERLIN
                                         ------------------------
                                             Ernest P. Werlin



                                         /s/ PETER J. POWERS
                                         -------------------------
                                             Peter J. Powers


                                         THE HIGH VIEW FUND, L.P.

                                         By: High View Capital Corporation,
                                                 its general partner



                                         By: /s/ ERNEST P. WERLIN
                                             -----------------------
                                                 Ernest P. Werlin
                                                 President


                                         HIGH VIEW CAPITAL CORPORATION



                                         By: /s/  ERNEST P.WERLIN
                                             -----------------------
                                                  Ernest P. Werlin
                                                  President


                                         THE HIGH VIEW FUND



                                         By: /s/ CEDRIC L. CARROLL
                                             -----------------------
                                                 Cedric L. Carroll
                                                 Director


                                         HIGH VIEW ASSET MANAGEMENT CORPORATION



                                         By: /s/ ERNEST P. WERLIN
                                            -------------------------
                                                 Ernest P. Werlin
                                                 President